UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2007

GRUPO AEROPORTUARIO DEL PACIFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO INFORMS REGARDING

THE SUSPENSION OF LINEAS AEREAS AZTECA

Guadalajara, Mexico, March 27, 2007 - Grupo Aeroportuario del Pacifico, S.A.B. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) announced that on March 26, 2007 the Mexican Ministry of Communications and Transportation (SCT) suspended the operations of Lineas Aereas Azteca, “Due to a series of findings by the Bureau of Civil Aviation (DGAC), which has determined that this airline has not guaranteed operations within basic security standards, mainly due to problems with maintenance and training”. In addition, the SCT considers Lineas Aereas Azteca’s financial situation compromised and has granted the airline 90 days to correct its deficiencies prior to resuming its operations.

Lineas Aereas Azteca has registered eight Boeing 737 airplanes with the DGAC. As per the SCT, Lineas Aereas Azteca currently operates four airplanes.

Lineas Aereas Azteca operated, until March 26, 2007, at seven of GAP’s twelve airports (Aguascalientes, Guadalajara, Hermosillo, Morelia, Mexicali, Puerto Vallarta and Tijuana). Passenger traffic handled by Lineas Aereas Azteca represented approximately 5.5% of GAP’s total passenger traffic for 2006. Additionally, Lineas Aereas Azteca represented 3.2% of GAP’s total revenues in 2006. Of the airports operated by GAP, the Tijuana, Guadalajara and Hermosillo airports registered the greatest number of Lineas Aereas Azteca’s passengers and operations in 2006.

Of the routes operated by Lineas Aereas Azteca at GAP’s airports, none were operated exclusively, or dominated by this airline. As a result, most of the impact from the suspension will be quickly absorbed by the existing flights of other airlines that currently operate such routes.

The main routes serviced by Lineas Aereas Azteca, in terms of the number of passengers, were: Guadalajara-Mexico, Tijuana-Mexico, Guadalajara-Tijuana and Puerto Vallarta-Mexico. These routes are serviced by various airlines.

***

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman Perera, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacifico, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212 / 216	Tel: 212-406-3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Bajio, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A.B. de C.V.

By:	/s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: March 27, 2007